Exhibit 12.1

Penthouse International, Inc.
Computation of Ratio of Earning to Fixed Charges
Year Ended December 31,

	1998	1999	2000	2001	2002

Income (loss) from continuing operations, before income taxes	($3,879,000)	$22,606,000	$5,467,000	($9,966,000)	$1,170,000

Adjustments to income (loss)
Interest expense	9,918,000	7,969,000	6,865,000	8,003,000	7,258,000
Interest income	(517,000)	(762,000)	(495,000)	(289,000)	(67,000)
Interest expense in rental charges	757,000	615,000	594,000	594,000	654,000

Adjusted income (loss)	$6,279,000	$30,428,000	$12,431,000	($1,658,000)	$9,015,000

Fixed charges
Interest expense	$9,918,000	$7,969,000	$6,865,000	$8,003,000	$7,258,000
Interest expense in rental charges	757,000	615,000	594,000	594,000	654,000

Total fixed charges	$10,675,000	$8,584,000	$7,459,000	$8,597,000	$7,912,000

Earnings insufficient to cover fixed charges	($4,396,000)			($10,255,000)
Ratio of earnings to fixed charges	(b)	3.5	1.7	(b)	1.1

(b)	For 1998 and 2001 earnings were insufficient to cover fixed charges.